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[LOGO]

                                                                  April 18, 1997

Dear Stockholder:

     PG Energy Inc., formerly known as Pennsylvania Gas and Water Company, is offering to purchase any and all of its outstanding shares of 4.10% Cumulative Preferred Stock (the 'Shares'), at a price of $70.00 per Share.

     All of the Shares that are properly tendered (and are not withdrawn) will, subject to the terms and conditions set forth in the enclosed Offer to Purchase, be purchased at that purchase price, net to the selling stockholder in cash.

     The Company is making the offer because it believes that, given the current market price of the Shares and the opportunity for the Company to replace the Shares with indebtedness, in the form of bank borrowings, that has a lower after-tax cost, the purchase of the Shares pursuant to the offer is economically attractive to the Company. In addition, the offer gives holders of Shares the opportunity to sell their Shares at a premium over market price and without the usual transaction costs associated with a market sale.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you want to tender your Shares, the instructions on how to do so are also explained in detail in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer. If you do not wish to participate in the offer, you do not need to take any action.

     Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether to tender all or any Shares.

                                          Sincerely,

                                          /s/ Thomas F. Karam

                                          Thomas F. Karam
                                          President and Chief Executive Officer

                                          /s/ Kenneth L. Pollock

                                          Kenneth L. Pollock
                                          Chairman of the Board